Spartan Capital Securities, LLC

45 Broadway, 19th Floor

New York, NY 10006

December 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 5 to Registration Statement on Form F-1 Submitted December 14, 2023 File No. 333-272555

Dear Ms. Beukenkamp,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Roma Green Finance Ltd that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m., Eastern Time, on December 29, 2023, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Spartan Capital Securities, LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer